Filed Pursuant to Rule 424(b)(5)

Registration No. 333-257372

SUPPLEMENT NO. 1 TO

PROSPECTUS SUPPLEMENT DATED NOVEMBER 9, 2021

(To Prospectus dated July 8, 2021)

Up to $7,900,000

Common Stock

This Supplement No. 1 to the Prospectus Supplement (this “Supplement”) supplements and amends the Prospectus Supplement dated November 9, 2021 (the “Prospectus Supplement”). This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated July 8, 2021 (the “Prospectus”). This Supplement is qualified by reference to the Prospectus Supplement, except to the extent that the information presented herein supersedes the information contained in the Prospectus Supplement.

On November 9, 2021, we entered into an Equity Offering Sales Agreement (the “Sales Agreement”) with D.A. Davidson & Co. and Northland Securities, Inc. (the “Sales Agents”) relating to shares of our common stock, $0.00001 par value per share (“Common Stock”) offered by the Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Sales Agreement, we were initially authorized to offer and sell up to $50,000,000 of our Common Stock from time to time in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “ATM Offering”). On August 17, 2022, we entered into an amendment to the Sales Agreement pursuant to which we reduced the aggregate gross sales price of the shares of our Common Stock that may be sold under the Sales Agreement from $50,000,000 to $7,900,000 (the “ATM Offering Size Reduction”).

The purpose of this Supplement is to update the Prospectus Supplement to reflect the ATM Offering Size Reduction. Except as modified by this Supplement, the terms of the ATM Offering remain unchanged, and the Sales Agreement, as amended, remains in full force and effect.

We are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which the Prospectus Supplement, as modified by this Supplement, and the Prospectus form a part. The aggregate market value of our Common Stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is approximately $7.9 million, which was calculated based on 18,396,874 shares of our outstanding Common Stock held by non-affiliates on August 16, 2022 at a price of $1.30 per share, the closing price of our Common Stock on August 16, 2022. During the 12 calendar months prior to, and including, the date of this Supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the Sales Agreement, as amended, we are registering the offer and sale of shares of Common Stock having an aggregate offering price of up to $7,900,000 from time to time through the Sales Agents.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “HYRE.” On August 16, 2022, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $1.30 per share.

Investing in our Common Stock involves a high degree of risk. Refer to the section entitled “Risk Factors” beginning on page S-5 of the Prospectus Supplement and page 3 of the Prospectus, as well as in the other filings we make with the Securities and Exchange Commission from time to time, for a discussion of additional information that should be considered in connection with an investment in our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Prospectus Supplement is August 17, 2022.